SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 1)*
Mentor Graphics Corporation
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
587200106
(CUSIP Number)
Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 12, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

1,544,000

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,544,000

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,544,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,281,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,281,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,281,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,281,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,281,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,281,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%

14.	TYPE OF REPORTING PERSON

CO

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1").  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.
Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:
On November 12, 2016, the Reporting Persons entered into a Support Agreement with the Issuer and Siemens Industry, Inc. ("Siemens"). Pursuant to the terms of the Support Agreement, the Reporting Persons agreed, among other things, to vote the shares of Common Stock beneficially owned by them in favor of the merger of Meadowlark Subsidiary Corporation, a wholly owned subsidiary of Siemens, with and into the Issuer (the "Merger"), at any meeting of shareholders called for such purpose. Solely in the event of the failure by the Reporting Persons to vote their shares of Common Stock in such a manner, the Reporting Persons have granted to the Issuer and Siemens an irrevocable proxy (the "Irrevocable Proxy) to vote the Reporting Persons' shares of Common Stock in favor of the Merger at any meeting of shareholders called for such purpose. The Irrevocable Proxy automatically terminates upon termination of the Support Agreement. In addition, until the earliest of:  (1) such time as the Issuer's shareholders have approved the Merger, (2) the termination of the merger agreement, or (3) the Issuer's board of directors having changed its recommendation as to the Merger, the Reporting Persons have agreed not to transfer their shares of Common Stock, except for transfers pursuant to which they retain the right to vote the Common Stock.
The foregoing description of the Support Agreement is qualified in its entirety by reference to the Support Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.
ITEM 5.	Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated to read as follows:
(a) As of the date hereof, Elliott, Elliott International and EICA collectively have combined economic exposure in the Issuer of approximately 8.3% of the shares of Common Stock outstanding.
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 108,155,975 shares of Common Stock outstanding as of August 26, 2016, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 30, 2016.
As of the date hereof, Elliott beneficially owned 1,544,000 shares of Common Stock, constituting approximately 1.4% of the shares of Common Stock outstanding.
As of the date hereof, Elliott International beneficially owned 3,281,000 shares of Common Stock, constituting approximately 3.0% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International, may be deemed to beneficially own the 3,281,000 shares of Common Stock beneficially owned by Elliott International, constituting approximately 3.0% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA beneficially own 4,825,000 shares of Common Stock, constituting approximately 4.5% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA have economic exposure comparable to approximately 3.8% of the shares of Common Stock outstanding pursuant to the Derivative Agreements, as disclosed in Item 6.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended and restated to read as follows:
On November 12, 2016, the Reporting Persons entered into the Support Agreement defined and described in Item 4 and granted to the Issuer and Siemens the Irrevocable Proxy.
Elliott, itself and through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott ("Liverpool"), and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to 1,316,774 and 2,798,143 shares of Common Stock of the Issuer, respectively (representing economic exposure comparable to approximately 1.2% and 2.6% of the shares of Common Stock of the Issuer, respectively). Collectively, the Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 3.8% of the shares of Common Stock. The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the "Subject Shares"). The Reporting Persons disclaim beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.
On September 29, 2016, Elliott, Elliott International and EICA entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit to the Schedule 13D and is incorporated herein by reference.
Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following exhibit:
Exhibit 99.1 – Support Agreement dated as of November 12, 2016, among Mentor Graphics Corporation, Siemens Industry, Inc. and the shareholders of Mentor Graphics Corporation listed on the signature pages thereto.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	November 14, 2016
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President